Exhibit 99.1

Dear CSX Employee --

I am pleased to direct your attention to our latest letter to shareholders, which has been filed, along with an investor presentation, with the Securities and Exchange Commission.  The letter is posted on the Gateway under News and Announcements.

This communication is part of the proxy process in which we provide shareholders with information and voting materials related to matters that will be discussed and voted on at the 2008 annual meeting of shareholders.

You will find that the letter and presentation directly address many of the unfounded criticisms of the TCI group, which seeks to gain seats on the Company's Board of Directors.  We have released today’s letter and presentation because our shareholders are entitled to accurate information.  We are obligated to set the record straight.  Our company has delivered outstanding financial and operational results, and has concrete plans to continue creating shareholder value.

The CSX Board of Directors recommends that shareholders re-elect its experienced and highly qualified directors and support the Board’s efforts to create additional value by promptly voting the WHITE proxy card by telephone, Internet or mail.  CSX also strongly urges shareholders to disregard any blue proxy card sent by The Children’s Investment Fund (“TCI”) or other members of TCI’s group, including 3G Capital Partners.

CSX shareholders who have any questions or need assistance voting their WHITE proxy card should contact Innisfree M&A Incorporated, which is assisting the company in this matter, toll-free at 877-750-9497.

In addition to the letter posted on the Gateway, the investor presentation and letter to shareholders are available on the company's annual meeting website at http://2008annualmeeting.csx.com or at the SEC's website at www.sec.gov.

With your help, CSX has become stronger than ever.  We greatly appreciate your continuing contributions to our success.

Sincerely,

Michael Ward

IMPORTANT INFORMATION

In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and mailed to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.  CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement and its May 15, 2008 letter to shareholders filed with the SEC as definitive additional soliciting materials.